SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 16 September 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland (Governor & Co)
16 September 2009

Following the statement in Dail Eireann today by the Minister for Finance on the operation of the National Asset Management Agency (NAMA) and the Government Guarantee, Bank of Ireland will issue a statement at 12 noon BST on Thursday 17 September 2009 which will incorporate the Bank's Pre-Close Trading Statement for the six month period to 30 September 2009.

Richie Boucher (Group Chief Executive) and John O'Donovan (Group Chief Financial Officer) will host a Conference Call at 2.00pm BST on Thursday 17 September 2009.

The Conference Call dial-in details are as follows:
Ireland Local call: +353 (0) 1 506 0153
Ireland Free call: 1800 931 691
United Kingdom Local call: +44 (0) 1452 565 124
United Kingdom Free call: 0800 953 0810
Conference ID: 30862967

Replay facility:
30 minutes after the call, a dial-in replay facility will be available by dialling:
International dial-in: +44 (0) 1452 55 00 00
Access Code: 30862967#

Please dial-in 5/10 mins before the start time.

A recording of the call will be available on our website www.boi.ie/investor later that afternoon.

ENDS

16 September 2009

Contact:
Dan Loughrey                                 + 353 1 604 3833
Head of Group Corporate Communications

Geraldine Deighan                            + 353 1 604 3501
Head of Group Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 16 September 2009